Exhibit 99.3

STEAKHOLDER FOODS LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Arik Kaufman agent and proxy of the undersigned, with full power of substitution, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Steakholder Foods Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at 5 David Fikes St., Rehovot, Israel 7632805, on Monday, October 27, 2025 at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR the Proposals described in the Proxy Statement. Any and all proxies heretofore given by the undersigned are hereby revoked.

IMPORTANT NOTE: BY EXECUTING THIS PROXY CARD, THE UNDERSIGNED SHAREHOLDER IS CONFIRMING THAT HE, SHE OR IT DOES NOT HAVE A CONFLICT OF INTEREST (I.E., THE UNDERSIGNED IS NOT AN “INTERESTED SHAREHOLDER”) FOR APPROVAL OF PROPOSAL 7 AND CAN THEREFORE BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR APPROVAL OF SUCH PROPOSAL. IF YOU HAVE SUCH A CONFLICT OF INTEREST FOR APPROVAL OF PROPOSAL 7, PLEASE NOTIFY THE COMPANY’S CORPORATE SECRETARY (EMAIL: CORPSEC@STEAKHOLDERFOODS.COM).

PLEASE SEE THE COMPANY'S PROXY STATEMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED AN “INTERESTED SHAREHOLDER.”

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

STEAKHOLDER FOODS LTD.

TO BE HELD ON OCTOBER 27, 2025

PLEASE SIGN, DATE AND RETURN PROMPTLY. PLEASE

MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. To approve an increase to the Company’s authorized capital;

☐ FOR	☐ AGAINST	☐ ABSTAIN

2. Subject to the approval of the increase to the Company’s authorized capital, to approve the allocation of equity in connection with the acquisition of Twine Solutions Ltd.;

☐ FOR	☐ AGAINST	☐ ABSTAIN

3. Subject to the approval of the allocation of equity in connection with the acquisition of Twine Solutions Ltd., to reconstitute the Company’s Board of Directors, such that: (i) David Gerbi will be reclassified as a Class II director of the Company and Sari Singer will be reclassified as a Class III director of the Company; (ii) Snir Wiessman will be elected as a Class I director of the Company; and (iii) Limor Ganot will be elected as a Class II director of the Company;

☐ FOR	☐ AGAINST	☐ ABSTAIN

4. To reelect Mr. Yaron Kaiser as a Class III director of the Company;

☐ FOR	☐ AGAINST	☐ ABSTAIN

5. To approve the grant of RSUs to the Chairman of the Board;

☐ FOR	☐ AGAINST	☐ ABSTAIN

6. To approve the grant of RSUs to Directors and Director-Candidates;

☐ FOR	☐ AGAINST	☐ ABSTAIN

7. To approve the grant of RSUs to the Chief Executive Officer; and

☐ FOR	☐ AGAINST	☐ ABSTAIN

8. To approve the reappointment of Somekh Chaikin, a member of KPMG International, as the Company’s independent auditors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

In his discretion, the proxy is authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

Please note: By voting, whether by means of the enclosed proxy card, via telephone or Internet voting, you will be deemed to confirm to the Company that you are NOT an Interested Shareholder. If you are an Interested Shareholder, please notify the Company, as described in this proxy card (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally, required for approval and adoption of Proposal 7).

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on the Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.